November 28, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:  Application for Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, of the Registration Statement on Form S-1 filed on October 28, 2011 (Securities Act File No. 333-177583, Accession Number: 0001393905-11-000722) (Saving Energy Solar, Inc.)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SAVING ENERGY SOLAR INC. (the "Company") hereby makes this application for withdrawal of the Registration Statement on Form S-1 under the Securities Act (Securities Act File No. 333-177583, Accession Number: 0001393905-11-000722) (the “Filing”), which we filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2011.  None of the Company’s securities have been sold in connection with the Filing and the Filing has not been declared effective by the Commission.

In light of the discrepancies as specified by the Commission and the time and resources required to address said discrepancies, we hereby request that the Filing be withdrawn. In connection therewith, and following communication(s) with the Commission, the Company requests that the Commission consent to this application on the grounds that withdrawal of the Filing is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Pursuant to the foregoing, the Company hereby respectfully requests that the Filing be withdrawn by the Commission as soon as possible.

If you have any questions regarding this application for withdrawal, please contact either Gerry Zobrist, Esq., counsel for the Registrant, at (702) 656-5156, or James Slayton, CFO for the Company at (702) 366-0644.

Very truly yours,

Saving Energy Solar, Inc.

By:	/s/ James Slayton
Name: Jim Slayton
Title: Chief Financial Officer